Filed Pursuant to Rule 253(g)(2)

File No. 024-12098

SUPPLEMENT NO. 8 DATED JANUARY 31, 2025

MASTERWORKS VAULT 1, LLC

This Supplement No. 8 dated January 31, 2025 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 1, LLC (the “Company”) (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

Certain information regarding Selected Similar Auction Sales relating to Series 467 (“Series 467”), a series of the Company, was inadvertently omitted in the Company’s Offering Circular originally filed with the Securities and Exchange Commission on January 24, 2025 and qualified on January 31, 2025. Accordingly, the “Description of Business – The Series – Series 467 – History of Selected Similar Sales” section of the Offering Circular is updated to include the table and chart below.